Exhibit 21

SUBSIDIARIES OF AGILYSYS, INC.*

Name	State or jurisdiction of organization or incorporation
Agilysys NV, LLC	Delaware
Agilysys Technologies India Private Limited	India
Agilysys Canada, Inc.	Canada

 *Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Agilysys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary.